Exhibit 99.1

Lentuo International Announces Third Quarter 2012 Financial Results

BEIJING, China, December 13, 2012/PRNewswire-FirstCall/ — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today reported its financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Financial Highlights

•            Revenues increased 12.2% to RMB838.9 million ($133.5 million) from RMB747.6 million in the third quarter 2011.

•            Vehicles sold increased 41.0% to 4,460 vehicles from 3,162 vehicles in the third quarter 2011.

•            Vehicles serviced increased 49.2% to 56,545 vehicles from 37,894 vehicles in the third quarter 2011.

•            Net loss of RMB6.4 million ($1.0 million) compared to net income of RMB10.8 million in the third quarter 2011.

“We are pleased with our solid top line growth and the substantial increases in both the number of cars sold and the number of cars serviced during the third quarter. Our expansion strategy that lead to the addition of five dealerships during the second half of 2011 is clearly starting to pay off.  However, our operating performance and bottom line were negatively impacted by sales and gross margin pressure in our Japanese brands and continued headwinds from the Beijing vehicle registration quota system. While sales of Japanese cars continued to fall due to ongoing diplomatic tensions, we believe that the pace of the decline is slowing and that sales will eventually recover. Japanese car sales in China remain a sustainable business due to their strong reputation for quality and reliability and we expect to benefit as the market recovers” stated Mr. Hetong Guo, Founder and Chairman of Lentuo.

“The signing of our joint venture with a Fortune Global 500 company based in Asia following the strategic agreement with First Automobile Finance and its two subsidiaries, gives us additional financial resources to expand further into China’s high-end car segment. In pursuit of new revenue drivers, we have also ventured into the used-car market and other after-sales services through the establishment of a centralized used-car center which is expected to open during the first quarter of 2013. As we move forward with our dealership expansion outside Beijing, the used-car business will enable low and mid-priced vehicles traded-in at Lentuo’s Beijing dealerships to be sold in tier-two and tier-three cities. With the construction of our new Audi dealership in Beijing already started, we look forward to the increased brand recognition and competitiveness. All these initiatives will enable us to deliver further growth and benefits for our shareholders,” concluded Mr. Guo.

Third Quarter 2012 Financial Performance

Revenues for the three months ended September 30, 2012 increased 12.2% to RMB838.9 million ($133.5 million) from RMB747.6 million in the third quarter of 2011.

Revenues from automobile sales increased 10.6% to RMB735.0 million ($116.9 million) compared to RMB664.7 million during the same period in 2011. The increase was primarily due to higher vehicle sales resulting from the addition of five new dealerships in the second half of 2011. The five new dealerships contributed RMB242 million in revenues this quarter, while only 2 of these dealerships contributed in the third quarter of 2011, for one month or less, for an aggregate amount of RMB38.6 million.

During the third quarter of 2012, the Company sold 4,460 vehicles, representing a 41.0% increase from 3,162 vehicles in the third quarter of 2011. The Company’s five new dealerships added a combined 1,753 vehicles during the third quarter of 2012.

The average new vehicle unit price for the third quarter of 2012 was RMB165,086 ($26,268) a 21.5% decrease from RMB210,211 for the same period in 2011. Typically, vehicles sold by the new dealerships outside Beijing sell for lower prices than vehicles sold by the original Lentuo dealerships in Beijing. However, during the third quarter of 2012, average new vehicle unit price for the original Lentuo dealerships in Beijing decreased as well. This was mainly due to intensified market competition as dealerships took measures to reduce inventory buildup caused by weaker consumer demand and excess production by vehicle manufacturers.

Revenues from repair and maintenance services in the third quarter of 2012 increased 17.8% to RMB96.0 million ($15.3 million) compared to RMB81.5 million during the same period in 2011. The increase was primarily due to the RMB23.0 million contribution from the five new dealerships added during the second half of 2011.

The Company serviced 56,545 vehicles during the three months ended September 30, 2012, which represents a 49.2% increase over the 37,894 vehicles serviced in the third quarter of 2011. The increase was primarily due from the addition of five new dealerships in the second half of 2011.

	Revenues (in thousands of Renminbi)
	3Q 12	3Q 11
Sales of automobiles
Beijing	612,044	664,687
Outside Beijing	122,918	—
Total	734,962	664,687

Repair and maintenance services
Beijing	79,678	81,503
Outside Beijing	16,356	—
Total	96,034	81,503

	Percent of Total Revenues
Product Line	3Q 12	3Q 11
Sales of automobiles	87.6%	88.9%
Automobile repair and maintenance services	11.4%	10.9%
Sales of leased automobiles	0.2%	—
Other services	0.8%	0.2%
Total	100%	100%

	Revenues (in thousands of Renminbi)
	3Q 12	3Q 11
Sales of automobiles
Six Original Dealerships in Beijing	492,959	626,094

Repair and maintenance services
Six Original Dealerships in Beijing	73,214	78,969
Total	566,173	705,063

(Since only two of the 5 new dealerships added in the second half of 2011 partially contributed to revenues in Q3 and Q4 2011, the Company will start reporting comparable sales numbers for these dealerships starting in Q1 2013.)

Cost of goods sold increased 16.1% to RMB789.1 million ($125.6 million) in the third quarter of 2012 from RMB679.9 million in the same period of 2011 as a result of higher revenue and sales volumes, driven in part by the addition of the five new dealerships.

Gross profit decreased 26.6% to RMB49.7 million ($7.9 million) in the third quarter of 2012 from RMB67.8 million in the third quarter of 2011. This was mainly due to the decrease in overall gross profit margin.

Overall gross margin for the third quarter of 2012 decreased to 5.9% from 9.1% in the third quarter of 2011. Specifically, the gross margin for automobile sales decreased to 1.1% in the third quarter of 2012 from 3.7% in the same period of 2011, while the gross margin of repair and maintenance services decreased to 40.8% as compared to 52.2% for the same period in 2011. Gross margin for automobile sales decreased primarily due to difficulties encountered selling Japanese branded cars stemming from the strain in Sino-Japanese relations. As a result, the Company launched a series of promotional activities offering discounts on Japanese branded cars which lead to lower gross margins. Gross margin for repair and maintenance services decreased primarily due to increased market competition resulting in certain promotional activities aimed at expanding business and securing customer loyalty.

Selling, marketing and distribution expenses decreased 16.4% to RMB21.5 million ($3.4 million) in the third quarter of 2012 from RMB25.8 million during the same period of 2011, primarily as a result of effective cost control measures and an unusually high advertising expense recorded during the third quarter of 2011 to increase sales. As a percentage of revenues, selling, marketing and distribution expenses decreased to 2.6% in the third quarter of 2012 from 3.4% in the third quarter of 2011.

General and administrative expenses increased by 63.6% to RMB18.1 million ($2.9 million) in the third quarter of 2012 from RMB11.1 million during the same quarter of 2011, primarily as a result of general and administrative expenses of RMB6.0 million from the Company’s five new dealerships which have a lower cost efficiency that the Company has been working to address through enhanced cost controls. As a percentage of revenues, general and administrative expenses increased to 2.2% in the third quarter of 2012, an increase from 1.5% in the third quarter of 2011.

Operating income for the third quarter of 2012 decreased 67.4% to RMB10.1 million ($1.6 million) from RMB30.9 million for the same period in 2011.

Operating margin for the third quarter of 2012 was 1.2%, compared to 4.1% for the same quarter in 2011. The decrease in operating margin was primarily attributable to the 320 basis point decrease in overall gross margin and the 70 basis point increase in general and administrative expenses as a percentage of revenue.

Net loss attributable to controlling interest was RMB6.4 million ($1.0 million), compared to net income of RMB10.8 million for the same period in 2011.

Basic and diluted losses per ordinary share were RMB0.11 ($0.02) for the third quarter of 2012 compared to basic and diluted earnings per ordinary share of RMB 0.18 for the third quarter of 2011. This translates to basic and diluted losses per ADS of RMB0.22 ($0.04) in the third quarter of 2012.  Each ADS represents two ordinary shares. Weighted average ordinary shares outstanding in the third quarter of 2012 remained unchanged from one year ago at 58,937,912.

Liquidity and Capital Resources

As of September 30, 2012, the Company had cash and cash equivalents of RMB137.3 million ($21.8 million), compared to RMB161.4 million as of December 31, 2011.

Expansion Strategy Update

The Company remains focused on three regions that it believes offer the best economic returns currently:  Northeast, Southeast and Southwest China. These regions present numerous opportunities for expansion in second and third-tier cities where a growing number of middle class Chinese enjoy rising standards of living. As acquisitions are expected to become more expensive, the Company has shifted its focus to organic growth and will concentrate on opening greenfield dealerships.

Construction of the new FAW-Volkswagen flagship store in Beijing has been completed. It is scheduled to open during the first quarter of 2013.

Following the comprehensive cooperation agreement signed with FAW Auto Finance Co. Ltd. during the second quarter of 2012, the Company signed a joint venture agreement with a Fortune Global 500 company based in Asia (the “JV Partner”) in October 2012. Under the terms of the agreement which is subject to government approval, Lentuo and the JV Partner will jointly operate Beijing Lentuo Autong Automobile Trading Co. Ltd. (“AT”) to expand sales and services in the high-end car segment in China. The JV will start with the new South Beijing Audi 4S dealership that the Company announced in July 2012 and began construction at the end of November of 2012.

During the third quarter of 2012, Lentuo established a centralized used-car center which will sell used vehicles and provide other value added services. Previously managed by individual dealerships, the used-car center will centralize the used car business segment and bring it under the management of Lentuo International’s headquarters. As the Company continues its dealership expansion outside Beijing, the used-car business will span across various regions enabling low-end vehicles traded-in at Lentuo’s Beijing dealerships to be sold in tier two and tier three cities in China.. The center is expected to open during the first quarter of 2013.

Lentuo is currently exploring ways to expand its cooperation with Saneguard Insurance in the Beijing area. Saneguard is currently applying for a license in three provinces and will apply in additional provinces in the future.

Conference Call

Lentuo’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Standard Time on December 14, 2012 (9:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free	+1 877-941-1427
International Dial In	+1 480-629-9664

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Standard Time on December 14, 2012 through 11:59 p.m. Eastern Standard Time on December 21, 2012. The dial-in details for the replay are:

U.S. Toll Free	+1 877-870-5176
International Dial In:	+1 858-384-5517
Passcode:	4580329

A live webcast of the conference call will be available on the investor relations section of Lentuo’s website at: http://lentuo.investorroom.com/ or alternately at http://ViaVid.net.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2848 to US $1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2012.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 11 franchise dealerships, 10 automobile showrooms, one automobile repair shop, and one car leasing company.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen

CFO

Lentuo International Inc.
Email: chenjianping@lentuo.net

Christensen

Mr. Christian Arnell

Telephone +86 10 5826 4939 in Beijing

Email: carnell@christensenir.com

Ms. Linda Bergkamp

Phone:  +1-480-614-3004 (U.S.A.)

Email: lbergkamp@christensenir.com